SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2006

GENESYS S.A.

(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         .

Genesys Conferencing Reports

Second Quarter Results for 2006

Vienna, Virginia, and Montpellier, France – August 14, 2006 – Genesys Conferencing (Euronext Eurolist: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing service leader, today reported financial results for the second quarter ended June 30, 2006.  All results are reported under International Financial Reporting Standards (IFRS).

Revenue and Margin

In the second quarter of 2006, total volume increased to 569.5 million minutes compared to 510.5 million minutes in the second quarter of 2005. On a sequential basis compared to the first quarter of 2006, total volume increased by an additional 17.3 million minutes. Genesys Meeting Center volume increased to 534.6 million minutes, of which over 68.0% was generated under the Multimedia Minute program.

In the second quarter of 2006, revenue(1) was €35.9 million compared to revenue of €36.2 million in the second quarter of 2005. In U.S. dollars, revenue was $45.1 million compared to $45.6 million in the second quarter of 2005.  Strong revenue growth from new and existing customers significantly offset the effect of the previously announced loss of a major customer at the end of 2005.

“Our strong volume growth continues to demonstrate the appeal of our value proposition to large enterprises,” said François Legros, Chairman and CEO of Genesys Conferencing. “This quarter, volume based on the Multimedia Minute reached over five million minutes daily, reflecting new business wins as well as our ability to effectively drive enterprise-wide adoption of our collaboration solutions by this demanding market segment.”

Gross profit for the second quarter of 2006 was €24.1 million, resulting in a gross margin of 67.2%.  Excluding a one-time federal excise tax credit of approximately €1.4 million, gross profit was €22.7 million compared to gross profit of €23.8 million in the second quarter of 2005.  Gross margin, excluding the one-time credit, was 63.1% in the second quarter of 2006, and, while down compared to a gross margin of 65.5% in the second quarter of 2005, it remained stable compared to the first quarter of 2006.

 Profitability

Operating expenses in the second quarter of 2006 were €18.9 million compared to €19.7 million in the second quarter of 2005. These costs were comprised of: research and development expenses of €1.1 million in the second quarter of 2006 compared to €0.6 million in the second quarter of 2005; selling and marketing expenses of €10.4 million in both the second quarter of 2006 and 2005; and general and administrative expenses of €7.4 million in the second quarter of 2006 compared to €8.7 million in the second quarter of 2005. Excluding a €0.6 million benefit recorded this period in connection with a reevaluation of a balance sheet reserve, operating expenses were €19.5 million in the second quarter of 2006 compared to €19.7 million in the second quarter of 2005 and reflect the company’s efforts to stabilize total operating costs while consistently reinvesting in growth initiatives.

“Our investment in research and development reflects our commitment to technological innovation, such as Voice over IP. Our expanded R&D capability enables us to respond quickly to customer requirements and to be well positioned to leverage the market’s growth,” Legros said.

Earnings before interest, taxes, depreciation and amortization (EBITDA(2)) and before stock-based compensation expenses were €7.5 million for the second quarter of 2006.  EBITDA, excluding both credits noted above, was €5.4 million for the second quarter of 2006 compared to €6.6 million in the second quarter of 2005 and compared with €4.8 million in the first quarter of 2006. Stock-based compensation expense was €63,000 and €327,000 for the second quarter of 2006 and 2005, respectively.

Net income for the second quarter of 2006 was €1.0 million, or €0.01 per diluted share, compared to net income of €1.0 million, or €0.06 per diluted share, in the second quarter of 2005.

Liquidity

As of June 30, 2006, the company’s net cash(3) was €4.4 million and its net debt was €25.3 million compared to net debt of €72.0 million as of December 31, 2005.

Conference Call and Webcast

Chairman and CEO François Legros and EVP/Chief Financial Officer Michael E. Savage will host a conference call on Monday, August 14, 2006, at 5:30 p.m. Central European Time or 11:30 a.m. Eastern Time to discuss second- quarter 2006 financial results.

The conference may be accessed at: http://events.webeventservices.com/genesys/2006/08/14/. A replay of the call will be available at http://www.genesys.com.

(1)           Please refer to the paragraph “Impact of Exchange Rates” below for information regarding the calculation of U.S. dollar amounts.

(2)           See attached note to consolidated statements of operations for reconciliation of Operating Income and EBITDA. The company believes that EBITDA is a meaningful measure of performance, because it presents the company’s results of operations without the non-cash impact of depreciation and amortization. EBITDA is reported excluding stock-based compensation expense.

(3)           Net cash includes cash and cash equivalents less bank overdrafts.

Impact of Exchange Rates

The company serves large enterprises on a worldwide basis.  As a result, the company has extensive international operations and, thus, significant exposure to exchange rate fluctuations, in particular those of the U.S. dollar. In 2003, the U.S. dollar declined significantly compared to the euro, and its value further fluctuated during 2004 and 2005. As a result, the comparability of the company’s revenues and results of operations expressed in euros was significantly impacted.

Forward-Looking Statements

This release contains statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements appear in a number of places in this release and include statements concerning the parties’ intent, belief or current expectations regarding future events and trends affecting the parties’ financial condition or results of operations.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors. Some of these factors are described in the Form 20-F that was filed by Genesys with the Securities and Exchange Commission on May 18, 2006.

Although Genesys’ management believe that their expectations reflected in the forward-looking statements are reasonable based on information currently available to them, they cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this release. Except to the extent required by law, the parties undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this release, or to reflect new information or the occurrence of unanticipated events.

About Genesys Conferencing

Genesys Conferencing is a leading provider of integrated Web, audio and video conferencing services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500. The company’s services are designed to meet the full range of communication needs within the large enterprise, from collaborative team meetings to high-profile online events. The company’s flagship product, Genesys Meeting Center, provides a single-platform multimedia conferencing solution that is easy to use and available on demand. With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist in France  (FR0004270270) and on the NASDAQ in the U.S. (GNSY). Additional information is available at www.genesys.com.

At Genesys Conferencing

Michael E. Savage
Executive Vice President, Chief Financial Officer
Phone: +1 703-749-2500
mike.savage@genesys.com

Marine Pouvreau
Investor Relations Manager
Phone: +1 703-749-2500
marine.pouvreau@genesys.com

GENESYS CONFERENCING
Consolidated Balance Sheets
(IFRS, in thousands of euros, except share data)

	December 31, 2005	June 30, 2006
		Unaudited
ASSETS
Non current assets
Goodwill, customer lists and technology	€33,330	€35,246
Other intangible assets, net	5,663	6,490
Tangible assets, net	16,011	16,034
Financial assets, net	1,074	1,389
Deferred tax assets	2,488	1,668
Investments in affiliated companies	278	—
Total non current assets	58,844	60,827
Current assets
Accounts receivable, less allowances (€ 1,547 and € 1,087 at December 31, 2005 and June 30, 2006, respectively)	27,692	26,995
Prepaid expenses and other current assets	9,072	10,679
Marketable securities	45	15
Cash at bank	5,870	6,847
Total current assets	42,679	44,536
TOTAL ASSETS	€101,523	€105,363

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)
Shareholders’ equity (deficit)
Ordinary shares, nominal value of €1 per share 18,307,756 shares issued and outstanding at December 31, 2005 and 69,798,286 shares issued and outstanding at June 30, 2006	€18,308	€69,798
Common shares to be issued	139	136
Additional paid-in capital	185,080	179,706
Additional paid-in capital to be issued	3,831	3,780
Reserve for Stock-based compensation	2,605	2,944
Accumulated deficit	(223,429)	(218,432)
Net income (loss) for the period	4,544	306
Currency translation adjustments	668	2,917
Total shareholders’ equity (deficit)	(8,254)	41,155
Provisions for risks and charges	779	515
Long-term debt
Long-term portion of long-term debt	62,474	28,528
Long-term portion of capitalized lease obligations	39	277
Total long-term debt and other liabilities	63,292	29,320
Current liabilities
Bank overdrafts	1,851	2,462
Accounts payable and accrued liabilities	13,254	14,848
Other taxes payable and deferred compensation	9,493	10,276
Income taxes payable	3,148	1,952
Current portion of provision for risks and charges	907	709
Current portion of long-term debt	13,483	765
Current portion of capitalized lease obligations	4	88
Other current liabilities	4,345	3,788
Total current liabilities	46,485	34,888

LIABILITIES AND SHAREHOLDERS’ EQUITY	€101,523	€105,363

GENESYS CONFERENCING
Consolidated Statements of Operations
Unaudited
(IFRS, in thousands of euros, except share and per share data)

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006
Revenue
Services	€36,246	€35,902	€70,368	€72,280

Cost of Revenue
Services	12,486	11,786	24,776	25,143
Gross Profit	23,760	24,116	45,592	47,137
Operating expenses
Research and development	679	1,142	1,330	2,344
Selling and marketing	10,356	10,394	19,656	21,887
General and administrative	8,708	7,392	16,478	15,239
Restructuring charge	(88)	—	238	—
Amortization of intangibles	683	626	1,382	1,374
	20,338	19,554	39,084	40,844
Operating income	3,422	4,562	6,508	6,293
Interest income	22	7	42	58
Interest expense	(1,479)	(428)	(3,446)	(1,642)
Foreign exchange gain (loss)	(627)	(2,213)	(552)	(1,650)
Other income (expense)	(88)	(386)	19	(881)
Equity in income of affiliated companies	32	—	37	—
Income tax credit (expense)	(261)	(505)	(243)	(1,872)
Net income (loss)	€1,021	€1,037	€2,365	€306

Basic and diluted net income (loss) per share	€0.06	€0.01	€0.13	€0.01

Number of outstanding shares used in computing basic and diluted net income (loss) per share	18,372,841	69,936,981	18,372,841	55,144,122

GENESYS CONFERENCING
Note to the Consolidated Financial Statements
Unaudited

(In thousands of euros)

	Three months ended June 30,		Six months ended June 30,
	2005	2006	2005	2006
NOTE A- EBITDA calculation
Operating income	€3,422	€4,562	€6,508	€6,293
Amortization of identifiable intangible assets	683	626	1,382	1,374
Depreciation	2,203	2,263	4,378	4,311
EBITDA	€6,308	€7,451	€12,268	€11,978

Stock-based compensation	327	63	650	364

EBITDA before stock-based compensation	€6,635	€7,514	€12,918	€12,342

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 14, 2006

GENESYS SA

By:	/s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer